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Exhibit 99.6

Auditors' Report
on
Schedule of Reconciliation to Generally Accepted Accounting Principles
in the United States of America

To the Board of Directors
of Alliance Atlantis Communications Inc.:

        Our audits of the consolidated financial statements referred to in our report dated May 25, 2004 appearing in this Annual Report on Form 40-F of Alliance Atlantis Communications Inc. also included an audit of the schedule of reconciliation to generally accepted accounting principles in the United States of America included in this Form 40-F. In our opinion, this schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

        The information in the schedule was revised to reflect corrections of errors as described in Note 29 to the consolidated financial statements in this Form 40-F and note (a) to this schedule.

Chartered Accountants

Toronto, Ontario, Canada

May 25, 2004, except for note (a) which is as of September 13, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

40-F121

Comments by Auditors on Canada-U.S.A. Reporting Differences

        In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the change described in Note 2 and corrections of errors as described in Note 29 to the consolidated financial statements of Alliance Atlantis Communications Inc. included in this Annual Report on Form 40-F. Our report to the shareholders dated May 25, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or corrections of errors in the auditors' report when such accounting changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Toronto, Ontario, Canada
May 25, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

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  Exhibit 99.6
Auditors' Report on Schedule of Reconciliation to Generally Accepted Accounting Principles in the United States of America